Exhibit 99.1

Baidu Announces Pricing of Initial Public Offering of iQIYI, Inc.

BEIJING, March 29, 2018 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU) (“Baidu”), the leading Chinese language Internet search provider, today announced the pricing of the initial public offering by its subsidiary iQIYI, Inc. (“iQIYI”) of 125,000,000 American Depositary Shares (“ADSs”), each representing seven Class A Ordinary Shares of iQIYI, at a price of US$18.00 per ADS for a total offering size of US$2.25 billion, assuming the underwriters do not exercise their option to purchase additional ADSs. The ADSs have been approved for listing on the NASDAQ Global Market and are expected to begin trading today under the ticker symbol “IQ.” We have subscribed for, and have been allocated by the underwriters, 8,333,333 ADSs in this offering at the initial public offering price.

The underwriters have been granted an option, exercisable within 30 days from the date of the final prospectus, to purchase up to an additional 18,750,000 ADSs.

Goldman Sachs (Asia) L.L.C., Credit Suisse (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunners for the offering. The co-managers of the offering are China Renaissance Securities (Hong Kong) Limited, Citigroup Global Markets Inc., and UBS Securities LLC.

iQIYI’s registration statement relating to the offering has been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting:

Goldman, Sachs & Co. LLC

Attention: Prospectus Department

200 West Street

New York, NY 10282

United States

Phone: +1-212-902-1171;

Prospectus-ny@ny.email.gs.com;

Credit Suisse Securities (USA) LLC,

Attention: Prospectus Department

One Madison Avenue

New York, NY 10010

United States

Phone: +1-800-221-1037

newyork.prospectus@credit-suisse.com;

BofA Merrill Lynch,

NC1-004-03-43

200 North College Street, 3rd floor

Charlotte, NC 28255-0001

Attn: Prospectus Department

Email: dg.prospectus_requests@baml.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc. For more information on iQIYI, please visit http://ir.iqiyi.com.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com